SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: October 27, 2009
Title: General Counsel

Third Quarter 2009 Results

MAXCOM REPORTS RESULTS FOR THE THIRD
QUARTER AND NINE MONTHS OF 2009

Mexico City, October 27, 2009. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended September 30, 2009.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”).  Figures are expressed in millions of current Mexican Pesos.

Results | Third Quarter 2009

Financial Highlights:

•	Third quarter 2009 revenues reached Ps. 649 million, sequentially and in comparison to the second quarter revenue increased by 1%.

•	EBITDA increased sequentially by 1% to reach Ps. 163 million in the third quarter in comparison to Ps. 161 million the second quarter of 2009.

•	EBITDA margin remained at 25% during this reporting quarter, the same as the second quarter of 2009.

				3Q09	vs. Δ%			Δ%
Million Pesos	3Q09	2Q09	3Q08	2Q09	3Q08	YTD09	YTD08
Revenues	649	645	717	1%	(10)%	1,931	2,011	(4)%
EBITDA	163	161	222	1%	(27)%	474	618	(23)%
EBITDA Margin	25%	25%	31%			25%	31%
Adj. EBITDA	163	162	223	1%	(27)%	477	625	(24)%
Adj. EBITDA Margin	25%	25%	31%			25%	31%
Net Income	(148)	(64)	10	N.A.	N.A.	(327)	30	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 7% to 507,415 in the third quarter of 2009 compared to the same period last year. The Company recorded RGU net adds of 21,502 in the quarter.
•	Total company customer base increased by 4% sequentially from the second quarter to reach 224,779 customers.
•
When compared to the same period last year, voice RGUs (formerly voice lines in service) decreased by 2% to reach 367,379. Sequentially, voice RGUs increased 2%. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.

•	Data residential RGUs increased by 111% to 54,452 in comparison to 25,783 the third quarter of 2008. The sequential growth was 23%.
•	The number of coin operated public phones reached 41,227 an increase of 23% in comparison to those in the third quarter of 2008.
•	The total mobile RGU base reached 55,706 units which is roughly the same number registered in 2008.
•	Pay TV number of RGUs reached 26,523 units which are 64% higher than the number registered in 2008. The sequential growth was 19%.
•	Residential RGU per customer increased from 1.5 in the third quarter of 2008 to 1.6 in the third quarter of 2009.
•	Commercial RGU per customer increased from 14.9 in the third quarter of 2008 to 17.1 in the third quarter of 2009.

Third Quarter 2009 Results

Operating  Results

	3Q09	3Q08	Δ%
Residential Customers	220,094	228,984	(4)%
Voice*	213,728	223,709	(4)%
Data	50,288	22,399	125%
Mobile	47,375	52,535	(10)%
TV	26,523	16,211	64%

Residential RGUs	360,308	334,399	8%
Voice*	224,010	237,486	(6)%
Data	54,452	25,783	111%
Mobile	55,323	54,969	1%
TV	26,523	16,161	64%
RGU per Residential Customer	1.6	1.5

Commercial Customers	4,642	5,629	(18)%
Voice	4,367	5,385	(19)%
Data	1,393	1,408	(1)%
Mobile	50	101	(50)%
Other	188	165	14%

Commercial RGUs	79,150	83,786	(6)%
Voice	75,412	79,674	(5)%
Data	2,893	3,006	(4)%
Mobile	383	756	(49)%
Other	462	350	32%
RGU per Commercial Customer	17.1	14.9

Public Telephony RGUs	41,227	33,551	23%

Wholesale RGUs	26,730	24,480	9%

Total RGUs	507,415	476,216	7%

Voice RGUs (voice lines in service)	367,379	375,191	(2)%
Total Number of Customers	224,779	234,670	(4)%

*In the third quarter of 2008 the Company agreed to sell its share in approximately 10,000 subscribers of our Toluca and Queretaro operations for voice termination back to Megacable for approximately Ps. 26 million as part of the original triple play agreement signed in 2005. Megacable and Maxcom mutually agreed to terminate the strategic alliance during the third quarter of 2008 and the transfer of subscribers did not take place until the fourth quarter of 2008.

Third Quarter 2009 Results

Revenues

Maxcom total revenues for the third quarter of 2009 were Ps. 649 million, a decrease of 10% over revenues of Ps. 717 million, recorded in the third quarter of 2008. In comparison to the second quarter of 2009, revenue increased by 1%. The following table is a breakdown of the sources of revenue for the Company.

		3Q09	Weight %		2Q09	Weight %	D%
Residential	Ps.	238	37%	Ps.	230	36%	3%
Commercial		196	30%		208	32%	(6)%
Public Telephony		119	18%		115	18%	3%
Wholesale		93	14%		88	14%	6%
Other Revenue		3	1%		4	0%	(25)%
Total	Ps.	649	100%	Ps.	645	100%	1%

		3Q09	Weight %		3Q08	Weight %	D%
Residential	Ps.	238	37%	Ps.	292	41%	(18)%
Commercial		196	30%		213	30%	(8)%
Public Telephony		119	18%		113	16%	5%
Wholesale		93	14%		95	13%	(2)%
Other Revenue		3	1%		4	0%	(25)%
Total	Ps.	649	100%	Ps.	717	100%	(10)%

Total revenues for the nine months ended September 30, 2009 were Ps. 1,931 million, a decrease of 4% over revenue of Ps. 2,011, million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company.

	YTD09		Weight %	YTD08		Weight %	D%
Residential	Ps.	706	37%	Ps.	821	41%	(14)%
Commercial		589	31%		605	30%	(3)%
Public Telephony		346	18%		309	15%	12%
Wholesale		280	14%		249	12%	12%
Other Revenue		10	0%		27	2%	(63)%
Total	Ps.	1,931	100%	Ps.	2,011	100%	(4)%

Residential
Residential revenues represented 37% of the total during the third quarter, compared with 41% in the same quarter of 2008. Revenues in the residential business segment reached Ps. 238 million, a decrease of 18% or Ps. 54 million in comparison to Ps. 292 million in the third quarter of 2008.

The Ps. 54 million decrease in revenues is the combination of a 6% decrease in lines, and:

1.
the termination of the agreement with Megacable on August 31, 2008. As part of the transaction, approximately 10,000 subscribers were cancelled and returned to Megacable. This transaction did not include any transfer of infrastructure since it belonged entirely to Megacable and represented approximately Ps. 26 million;

2.	a decrease in usage charges for mobile and long distance by approximately Ps. 25 million due to the duration and the number of calls;
3.	lower installation charges for the quarter which decreased by Ps. 9 million; and,
4.	lower local usage which represented a decrease of Ps. 6 million.

However and partially offsetting this decrease in revenue, recurrent charges increased by Ps. 14 million, due to a larger contribution of data and TV products.

For the nine months ended September 30, 2009 revenues from the residential business totaled Ps. 706 million, or 37% of total revenues from Ps. 821 million recorded in the same period of 2008.

Residential RGU per customer increased from 1.5 in the third quarter of 2008 to 1.6 in the third quarter of this year. As explained in earlier quarters the take rate has continually improved, however, the lower price point from bundling products and the current economic environment has affected overall residential revenues.

Commercial
Commercial revenues represented 30% of the total during the third quarter of 2009, the same as in the third quarter of 2008. Revenues in the Commercial Business reached Ps. 196 million, a decrease of 8% in comparison to Ps. 213 million in the same period of 2008.

Third Quarter 2009 Results

The 8% or Ps. 17 million decrease in revenues during the third quarter of 2009 is mainly explained by:

1.	A decrease of Ps. 20 million of installation charges; and,
2.	A decrease of Ps. 3 million in local usage.

However, and partially offsetting this decrease, charges for mobile and long distance increased by Ps. 6 million.

For the nine months ended September 30, 2009 revenues from the commercial business totaled Ps. 589 million, or 31% of total revenues, compared to Ps. 605 million recorded in the same period of 2008.

In addition, RGU per commercial customer increased from 14.9 in the third quarter of 2008 to 17.1 in the third quarter of 2009.

Public Telephony
Public Telephony represented 18% of total revenues during the third quarter of 2009. Revenues in this business unit totaled Ps. 119 million, an increase of 5% when compared to Ps. 113 million in 2008. The increase in revenues is attributed to the 23% growth in the base of public telephones installed. However and partially offsetting this, the growth in the number of public telephones has outpaced revenues due to a decrease in average revenue per unit. For the nine months ended September 30, 2009 revenues from the public telephony business totaled Ps. 346 million, or 18% of total revenues, compared to Ps. 309 million recorded in the same period of 2008.

Wholesale
In 2009, Wholesale revenues decreased by 2% to reach Ps. 93 million, in comparison to the Ps. 95 million registered during the same quarter in the previous year. The decrease in the Wholesale Business revenues was mainly driven by lower traffic and long distance termination. For the nine months ended September 30, 2009 revenues from the wholesale business totaled Ps. 280 million, or 14% of total revenues, compared to Ps. 249 million recorded in the same period of 2008.

Other Revenue
Other revenues contributed marginally and reached Ps. 3 million, in comparison to Ps. 4 million. For the nine months ended September 30, 2009 revenues from other businesses totaled Ps. 10 million, in comparison to Ps. 27 million recorded in the same period of 2008.

Network Operation Cost

Network Operation Costs in the third quarter of 2009 increased by 2% or Ps. 5 million to reach Ps. 289 million in comparison to Ps. 284 million in the previous year. This increase was mainly due to a Ps. 15 million or 6% increase in network operating services. However, and partially offsetting this increase, technical expenses decreased by Ps. 9 million or 24% and installation expenses decreased by Ps. 1 million or 14%.

The Ps. 15 million increases in network operating services were mainly in:

1.	Calling party pays interconnection of Ps. 24 million;
2.	The lease of circuits and ports of Ps. 5 million;
3.	Pay TV content of Ps. 3 million; and,
4.	Internet access capacity of Ps. 1 million.

However, these increases were offset by lower long distance interconnection costs of Ps. 14 million and public telephony costs of Ps. 3 million among others.

For the nine months ended September 30, 2009 network operation costs totaled Ps. 870 million from Ps. 795 million, a 9% increase in comparison to the same period last year.

SG&A

SG&A expenses were Ps. 197 million in the third quarter of 2009, 7% below Ps. 212 million in the same period of 2008. The Ps. 15 million decrease was mainly driven by a reduction in staff related costs, maintenance and marketing expenses. These decreases were partially offset by external commissions, bad debt expenses and external advisors.

For the nine months ended September 30, 2009 SG&A expenses totaled Ps. 587 million, 2% below Ps. 599 million reported in the same period last year

Third Quarter 2009 Results

EBITDA and Adjusted EBITDA

EBITDA for the third quarter of 2009 was Ps. 163 million, a 27% decrease from Ps. 222 million in the same period of last year. EBITDA Margin was 25% during the period, lower than 31% in the third quarter of 2008. For the nine months ended September 30, 2009, EBITDA amounted to Ps. 474 million, 23% lower than the Ps. 618 million registered in the same period of 2008. EBITDA margin for the nine months of 2009 was 25%, lower than the 31% margin recorded in the same period of 2008.

Adjusted EBITDA for the third quarter of 2009 was Ps. 163 million, 27% lower than Ps. 223 million in the same period of last year. Adjusted EBITDA Margin was 25% during the period, lower than 31% in the third quarter of 2008. For the nine months ended September 30, 2009, Adjusted EBITDA amounted to Ps. 477 million, 24% lower than the Ps. 625 million registered in the same period of 2008. Adjusted EBITDA margin for the nine month period of 2009 was 25%, lower than the 31% margin reported in the same period of 2008.

Operating Income

The Company recorded operating income for the third quarter of 2009 of Ps. 5 million which does not compare favorably with an operating income of Ps. 81 million for the same period of 2008. For the nine months ended September 30, 2009 the company reported an operating loss of Ps. 41 million, in comparison to operating income of Ps. 231 million reported in the same period last year.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps. 116 million, a Ps. 48 million increase when compared to Ps. 69 million in the same period of 2008.

	3Q09	3Q08	ΔPs.	D%	YTD09	YTD08	ΔPs.	D%
Interest Expense	79	34	45	132%	230	167	63	38%
Interest (Income)	(1)	(10)	9	N.A.	(6)	(50)	44	N.A.
Exchange Rate (Gain) Loss – Net	37	44	(7)	(16)%	40	58	(18)	(31)%
Total	115	68	47	69%	264	175	89	51%

The higher Comprehensive Financial Result was due to an increase of Ps. 54 million in higher interest expense which increased from Ps. 34 million in the third quarter of 2008 to Ps. 79 million in the third quarter of 2009. While the gross interest expense was Ps. 63 million in the third quarter of 2008, the company recorded the capitalization of interest cost on telecommunications network infrastructure build out which offset the amount of interest expense to Ps. 34 million.

For the nine months ended September 30, 2009, comprehensive cost of financing for the Company reached Ps. 264 million when compared to Ps. 175 million recorded in the same period of 2008.

Taxes

The Company recorded a valuation allowance of Ps. 21 million during this reporting quarter, for the deferred tax benefits from previously recorded losses, compared to Ps. 8 million in the third quarter of 2008.

For the nine months ended September 30, 2009, the Company recorded income tax provisions related to recorded losses of Ps. 21 million, compared to Ps. 15 million in the nine months of 2008, related to income tax.

Net Income

The Company posted a net loss during the third quarter of 2009 of Ps. 148 million, which compares to a net income of Ps. 10 million reported in the third quarter of 2008. For the nine months ended September 30, 2009, the Company registered a net loss of Ps. 327 million in comparison to a net income of Ps. 30 million, in the same period of 2008.

Third Quarter 2009 Results

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended September 30, 2009	Quarter Ended September 30, 2008
Resources from Operations and Working Capital	88	99
CAPEX	(121)	(400)
Free Cash Flow	(33)	(301)
Financing Activities	3	19
Cash and Cash Equivalents at the Start of the Period	1,207	1,805
Cash and Cash Equivalents at the End of the Period	1,177	1,523

Millions of Pesos	For the Nine Months Ended September 30, 2009	For the Nine Months Ended September 30, 2008
Resources from Operations and Working Capital	380	255
CAPEX	(657)	(1,114)
Free Cash Flow	(277)	(859)
Financing Activities	(137)	(158)
Cash and Cash Equivalents at the Start of the Period	1,591	2,540
Cash and Cash Equivalents at the End of the Period	1,177	1,523

Capital Expenditures

Capital Expenditures during the period totaled Ps. 121 million, lower than the Ps. 400 million recorded in the third quarter of 2008. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network expansion. For the nine months ended September 30, 2009 the Company recorded Ps. 657 million which is lower than the Ps. 1,114 recorded in the same period last year.

Indebtedness

At September 30, 2009 the Company reported its Indebtedness level at Ps. 2,794 million. The Company’s leverage ratio measured by Debt/EBITDA, presented an increase, from 2.7 times in 2008 to 4.3 times in 2009.

###
About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:
Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 4770-1170 juan.sotomayor@maxcom.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Third Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of September 30,
	2008		2009
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps	1,523,372	Ps	1,177,255
		1,523,372		1,177,255
Accounts receivable:
Customers, net of allowance		703,834		730,203
Value added tax refundable		187,297		174,400
Other sundry debtors		68,499		94,915
		959,630		999,518
Inventory
Prepaid expenses		40,330		27,268
Total current assets		51,886		29,338
		2,575,218		2,233,379

Frequency rights, net		75,106		61,435
Telephone network systems and equipment, net		4,915,425		4,849,001
Pre-operating expenses, net		61,201		-
Intangible assets, net		217,875		222,279
Financial instruments		5,995		61,094
Deposits		8,359		7,579
Defferred taxes		-		168,266
Prepaid expenses long term		17,457		11,738
Other assets		6,357		6,357

Total assets	Ps	7,882,993	Ps	7,621,128

LIABILITIES
CURRENT LIABILITIES:
Interest payable		72,816		91,117
Accounts payable and accrued expenses		447,852		531,570
Notes payable		4,602		1,596
Customers deposits		2,628		2,239
Payroll and other taxes payable		46,316		46,920
Total current liabilities		574,214		673,442

LONG-TERM LIABILITIES:
Senior notes		2,158,380		2,700,840
Notes payable		1,666		-
Other accounts payable		22,557		48,850
Defferred taxes		88,434		-
Pensions and post-retirement obligations		10,824		29,886
Hedging valuation		-		2,170
Other long term liabilities		55,762		41,077
Long Term Liabilities		2,337,623		2,822,823
Total liabilities	Ps	2,911,837	Ps	3,496,265

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		820,123		810,088
Accumulated deficit		(1,267,466)		(1,756,092)
Net profit (loss) for the period		29,736		(326,599)
Share repurchase program		(21,481)		(12,778)
Total shareholders' equity	Ps	4,971,156	Ps	4,124,863

Total liabitilies and equity	Ps	7,882,993	Ps	7,621,128

Third Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,						9 months ended September 30,
	2008		%	2009		%	2008		%	2009		%
TOTAL REVENUES	Ps.	717,495	100%	Ps.	649,235	100%	Ps.	2,011,444	100%	Ps.	1,931,427	100%
Network operating services		243,765	34%		258,747	40%		677,822	34%		762,705	39%
Technical expenses		36,808	5%		27,928	4%		102,494	5%		99,353	5%
Installation expenses		3,202	0%		2,742	0%		14,592	1%		8,319	0%
Cost of network operation		283,775	40%		289,417	45%		794,908	40%		870,377	45%

GROSS PROFIT		433,720	60%		359,818	55%		1,216,536	60%		1,061,050	55%

Selling, general and administrative expense		211,975	30%		197,295	30%		598,961	30%		586,860	30%

EBITDA		221,745	31%		162,523	25%		617,575	31%		474,190	25%

Depreciation and amortization		140,967			157,273			386,618			515,473

Operating income (loss)		80,778			5,250			230,957			(41,283)

Comprehensive (income) cost of financing:		34,490
Interest expense					79,281			166,590			229,665
Interest (income) loss, net		(10,229)			(683)			(49,636)			(5,915)
Exchange (income) loss, net		44,244			37,376			58,131			39,792
		68,505			115,974			175,085			263,542

Other (Income) Expense		(5,534)			16,321			11,508			42,485

INCOME (LOSS) BEFORE TAXES		17,807			(127,045)			44,364			(347,310)
Taxes:
Flat rate corporate tax		-			-			6,783			-
Income tax		3,767			-			9,485			-
Deffered Income Tax		4,157			20,711			(1,640)			(20,711)
Total tax		7,924			20,711			14,628			(20,711)

NET INCOME (LOSS)	Ps.	9,883		Ps.	(147,756)		Ps.	29,736		Ps.	(326,599)

Adjusted EBITDA		223,372			163,107			625,122			476,665
% of revenue adjusted EBITDA		31%			25%			31%			25%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		829,576			833,733			829,576			833,733

Earnings per share basic		0.01			(0.19)			0.04			(0.41)
Earnings per share diluted		0.01			(0.18)			0.04			(0.39)

Third Quarter 2009 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,				9 months ended September 30,
	2008		2009		2008		2009

Operating Activities:
Income before taxes	Ps.	17,807	Ps.	(127,045)	Ps.	44,364	Ps.	(347,310)

Items without cash flow		101,560		60,380		(14,860)		(6,820)
Items related to investment activities		133,694		100,987		346,704		485,232
Items related to financing activities		25,407		70,415		174,070		250,348
Cash flow from income/loss before taxes		278,468		104,737		550,278		381,450

Cash flow from:
Accounts receivables		(50,354)		(8,052)		(186,580)		(14,000)
Inventory		(5,970)		(1,109)		(7,081)		13,608
Accounts payables		(108,296)		13,734		(63,258)		16,737
Other assets and liabilities		(15,488)		(21,463)		(26,241)		(17,933)
Income taxes		(6,163)		-		(18,663)		-
Cash flow from operation activities		(186,271)		(16,890)		(301,823)		(1,588)

Net cash flow from operating activities		92,197		87,847		248,455		379,862

Cash flow from:
Telephone network systems and equipment, net		(400,048)		(120,693)		(1,114,178)		(587,134)
Other intangible assets		-		-		-		(70,000)
Cash flow from capital expeditures		(400,048)		(120,693)		(1,114,178)		(657,134)

Cash in excess/(required) to be used in financing activities		(307,851)		(32,846)		(865,723)		(277,272)

Cash flow from :
Vendor financing		(1,752)		(857)		(5,707)		(2,758)
Capital stock		-		-		(7)		-
Additional paid in capital		(6,350)		(7,355)		(67,934)		(6,354)
Other financing activities		33,848		11,634		(76,791)		(127,766)
Cash flow from financing activities		25,746		3,422		(150,439)		(136,878)

Increase (decrease) in cash and temporary investments		(282,105)		(29,424)		(1,016,162)		(414,150)

Cash and cash equivalents at beginning of the period		1,805,477		1,206,679		2,539,534		1,591,405
Cash and cash equivalents at the end of the period	Ps.	1,523,372	Ps.	1,177,255	Ps.	1,523,372	Ps.	1,177,255